July 9, 2009

Mr. Michael R. Dunn
Chief Executive Officer
Who's Your Daddy, Inc.
5840 El Camino Real, Suite 108
Carlsbad, CA 92008

> **Re:** **Who's Your Daddy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 20, 2009**
> **File No. 000-33519**

Dear Mr. Dunn:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide, as previously requested, the following acknowledgements:
    · the company is responsible for the adequacy and accuracy of the disclosure in
      the filing;
    · staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing;
      and
    · the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of
      the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 43

2. Please amend your 10-K to include revised disclosure consistent with your
    supplemental response dated June 30, 2009. In addition, please note that once
    your evaluation of your disclosure controls and procedures is completed you will
    need to amend your December 31, 2008 10-K again to clearly state whether your
    disclosure controls and procedures are effective or ineffective.

Management's Report on Internal Control over Financial Reporting, page 43

3. Please amend your 10-K to include revised disclosure consistent with your
    supplemental response dated June 30, 2009. In addition, please note that once
    your evaluation of your internal controls over financial reporting is completed
    you will need to amend your December 31, 2008 10-K again to clearly state
    whether your internal controls over financial reporting are effective or ineffective.

Form 10-Q for the Three Months Ended March 31, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

4. Please amend your 10-Q to include revised disclosure consistent with your
    supplemental response dated June 30, 2009. In addition, please note that once
    your evaluation of your disclosure controls and procedures is completed you will
    need to amend your March 31, 2009 10-Q again to clearly state whether your

disclosure controls and procedures are effective or ineffective.

As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services